Exhibit 99.1

News Release

Brookfield Renewable Power to
Sell Ontario Distribution Assets to FortisOntario

Toronto, ONTARIO, June 23, 2009  Brookfield Renewable Power today announced that it has entered into an agreement to sell its Ontario electric distribution business to FortisOntario Inc., a wholly owned subsidiary of Fortis Inc. (TSX:FTS), for a consideration of $68 million, subject to adjustment and increase for certain amounts.

FortisOntario will acquire the distribution assets of Great Lakes Power Limited, which currently provides electric distribution service to approximately 12,000 customers in the Algoma District in Northern Ontario.

The transaction is subject to regulatory approvals, including the Ontario Energy Board, and is expected to close by the end of this year.

Brookfield Financial acted as advisor to the seller on this transaction.

About Brookfield Renewable Power

Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities.  Its total portfolio includes more than 165 generating facilities with approximately 4,100 megawatts of capacity. It also has a significant hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$80 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Contact Information

Zev Korman
Director, Investor Relations & Communications
Brookfield Renewable Power
Tel: (416) 359-1955
e-mail: zkorman@brookfield.com